Allspring Funds Management, LLC
1415 Vantage Park Drive, 3rd Floor
Charlotte, NC 28203

August 25, 2023

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Post-Effective Amendment on Form N-1A

Accession Number: 0001081400-23-000507 (File No.: 333-74295)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Allspring Funds Trust (the “Registrant”) respectfully requests withdrawal of the Post-Effective Amendment to the Registration Statement filed on Form 485APOS (File No. 333-74295), together with all exhibits thereto, filed on Form 485BPOS on August 23, 2023 (the “Registration Statement”) for Wells Fargo Funds Trust (the “Trust”) (Accession Number: 0001081400-23-000507).

The filing of Form 485BPOS for the Trust was filed without a required exhibit.

A corrected 485BPOS filing will be filed following this Correspondence filing.

Please direct all inquiries to Maureen Towle at 617-895-9401.

Very truly yours,
\s\ Maureen Towle
Maureen Towle